UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Kinnate Biopharma Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

49705R105
(CUSIP Number)

Dennis Ryan Foresite Capital Management, LLC 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939 (415) 877-4887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49705R105	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Foresite Capital Fund IV, L.P. (“FCF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

9,671,643 shares, except that Foresite Capital Management IV, LLC (“FCM IV”), the general partner of FCF IV, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM IV, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

9,671,643 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,671,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
14	TYPE OF REPORTING PERSON PN

 *        Percent of class is calculated based on 47,112,698 shares of common stock, par value $0.0001 (the “Common Shares”), of Kinnate Biopharma Inc. (the “Issuer”) outstanding as of November 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023 (the “10-Q”).

CUSIP No. 49705R105	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Foresite Capital Management IV, LLC (“FCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

9,671,643 shares, all of which are directly owned by FCF IV.  FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

9,671,643 shares, all of which are directly owned by FCF IV.  FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,671,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
14	TYPE OF REPORTING PERSON OO

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

3,525,957 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

3,525,957 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON PN

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

3,525,957 shares, all of which are directly owned by FCF V.  FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

3,525,957 shares, all of which are directly owned by FCF V.  FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON OO

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“FCOF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

520,711 shares, except that Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of FCOF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCOM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

520,711 shares, except that FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON PN

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

520,711 shares, all of which are directly owned by FCOF V.  FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

520,711 shares, all of which are directly owned by FCOF V.  FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON OO

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

13,779,062 shares, of which (i) 9,671,643 shares are directly owned by Foresite Capital Fund IV, L.P. (“FCF IV”), (ii) 3,525,957 shares are directly owned by Foresite Capital Fund V, L.P. (“FCF V”), (iii) 520,711 shares are directly owned by Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), and (iv) 60,751 are shares subject to options held by Tananbaum that are currently exercisable or exercisable within 60 days of November 17, 2023. Tananbaum is the managing member of each of Foresite Capital Management IV, LLC (“FCM IV”), which is the general partner of FCF IV; Foresite Capital Opportunity Management V, LLC (“FCM V”), which is the general partner of FCF V; and Foresite Capital Opportunity Management V, LLC (“FCOM V”), which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

13,779,062 shares, of which (i) 9,671,643 shares are directly owned by FCF IV, (ii) 3,525,957 shares are directly owned by FCF V, (iii) 520,711 shares are directly owned by FCOF V, and (iv) 60,751 are shares subject to options held by Tananbaum that are currently exercisable or exercisable within 60 days of November 17, 2023. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV; FCM V, which is the general partner of FCF V; and FCOM V, which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,779,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%*
14	TYPE OF REPORTING PERSON IN

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 9 of 13

Explanatory Note:

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on December 15, 2020 (the “Original Schedule 13D”), as amended and restated by Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on February 22, 2023 (“Amendment No. 1”) and by Amendment No. 2 filed with the SEC on May 10, 2023 (“Amendment No. 2”) and as amended and supplemented by Amendment No. 3 filed with the SEC on November 14, 2023 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Shares”), of Kinnate Biopharma Inc., a Delaware corporation (the “Issuer”), by Foresite Capital Fund IV, L.P. (“FCF IV”), Foresite Capital Management IV, LLC (“FCM IV”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”) and James B. Tananbaum (“Tananbaum” and together with FCF IV, FCM IV, FCF V, FCM V, FCOF V and FCOM V, the “Reporting Persons”).

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 13, 2023 (i) FCF IV, FCF V and FCOF V (collectively, “Foresite”) and (ii) OrbiMed Private Investments VII, LP, OrbiMed Private Investments VIII, LP, OrbiMed Asia Partners IV, L.P., OrbiMed Genesis Master Fund, L.P. and OrbiMed Partners Master Fund Limited (collectively, “OrbiMed”, and together with Foresite, the “Investors”) submitted to the board of directors of the Issuer (the “Board”) a non-binding expression of interest letter (the “Letter”) setting forth an intent to explore and evaluate a potential acquisition of all of the outstanding Common Shares that are not owned by the Investors or their affiliates in a going-private transaction. A copy of the Letter is filed as Exhibit 1 to this Amendment No. 4, and the information set forth in the Letter is incorporated by reference herein.

The Letter may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Shares from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

CUSIP No. 49705R105	SCHEDULE 13D	Page 10 of 13

The Letter stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee composed of independent and disinterested directors of the Issuer appointed by the Board, with assistance from legal and financial advisors and (y) approval of the stockholders holding at least a majority of all the issued and outstanding Common Shares not held by the Investors or their affiliates.

The Letter is non-binding in nature and does not obligate in any way the Investors or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete a transaction. The Letter states that the Investors are only interested in acquiring the outstanding Common Shares that they do not already own, and are not interested in selling their Common Shares to another party or in participating in an alternative change of control transaction involving the Company. For the avoidance of doubt, the Investors would consider any transaction that maximizes value for, and is in the best interests of, the Company’s stockholders.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter. Neither the Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

Based on the events and transactions described above, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d) of the Act) with OrbiMed and its affiliated investment funds and persons that hold Common Shares of the Issuer but do not affirm the existence of any such “group.” The following table sets forth the beneficial ownership of Common Shares held by OrbiMed and certain of its affiliates listed below (each, an “OrbiMed Holder” and, collectively, the “OrbiMed Holders”) based on a Schedule 13D/A filed by the OrbiMed Holders with the SEC on November 14, 2023. The Reporting Persons expressly disclaim beneficial ownership of any Common Shares held or which may be acquired by any OrbiMed Holder.

OrbiMed Holder	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dispositive power
OrbiMed Advisors LLC	7,559,729	16.0%	—	7,559,729	—	7,559,729
OrbiMed Capital GP VII LLC	4,738,453	10.1%	—	4,738,453	—	4,738,453
OrbiMed Capital GP VIII LLC	1,368,338	2.9%	—	1,368,338	—	1,368,338
OrbiMed Advisors IV Limited	1,368,339	2.9%	—	1,368,339	—	1,368,339
OrbiMed Asia GP IV, L.P.	1,368,339	2.9%	—	1,368,339	—	1,368,339
OrbiMed Genesis GP LLC	84,599	0.2%	—	84,599	—	84,599
OrbiMed Capital LLC	450,000	1.0%	450,000	—	450,000	—

(1)	Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 11 of 13

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Letter, dated November 13, 2023, from the Investors to the Board

CUSIP No. 49705R105	SCHEDULE 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023
FORESITE CAPITAL FUND IV, L.P.

	By:	Foresite Capital Management IV, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL FUND V, L.P.

	By:	Foresite Capital Management V, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

	By:	Foresite Capital Opportunity Management V, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

CUSIP No. 49705R105	SCHEDULE 13D	Page 13 of 13

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum